2150 Kittredge St. Suite 450	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: BlackRock, Inc. (BLK)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 2150 Kittredge St. Suite 450, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

BlackRock, Inc. (BLK)
Vote Yes: Item #4 – Implementation Plan for New Business Roundtable "Purpose of a Corporation"

Annual Meeting: May 21, 2020

CONTACT: Andrew Behar | abehar@asyousow.org

THE RESOLUTION

Shareholders request our Board prepare a report based on a review of the BRT Statement of the Purpose of a Corporation signed by our Chairman and Chief Executive Officer and provide the board’s perspective regarding how our Company’s governance and management systems should be altered to fully implement the Statement of Purpose.

SUMMARY OF RESOLUTION

"The Business Roundtable’s statement was a significant step in the right direction. But for those who signed—and, by extension, for all American corporations—now comes the hard part: turning this vision into something measurably meaningful."10

The Proposal requests our board of directors, acting as responsible fiduciaries, conduct a comprehensive review of BlackRock Inc.’s implementation of the Business Roundtable Statement of Purpose of the Corporation signed by our Chairman and Chief Executive Officer, and provide the board’s perspective regarding how our Company’s governance and management systems should be altered to fully implement the Statement of Purpose. Implementation may include, at Board discretion, actions including amending the bylaws or articles of incorporation to integrate the new “Purpose,” establishing new goals or metrics linked to executive or board compensation, providing for representation of stakeholders in governance of our Company and making recommendations to shareholders regarding logistics for implementation.

SUPPORT FOR THIS RESOLUTION IS WARRANTED BECAUSE:

1.	Shareholders require a better understanding, along with other stakeholders, as to the procedures and principles under which the company will make trade-offs between its stakeholders. Among other things, shareholders need to understand where they “stand in line” among the firm’s stakeholders.

2020 Proxy Memo BlackRock, Inc. Implementation Plan for New Business Roundtable "Purpose of a Corporation"

2.	In contrast to the Statement, the currently stated “corporate purpose” of BlackRock according to the Articles of Incorporation is simply to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware. The board must do its job as fiduciaries and provide greater clarity.

3.	The current pandemic and recovery process elevate the importance of procedures and principles for transparency and accountability of trade-offs between stakeholders, stockholders, executives and the long-term viability of the company. The Company’s commitment to its stakeholders is being tested in the pandemic environment. The limited responses of federal level health and economic relief and recovery efforts are placing increased onus on our Company to operate in the highest ethical and transparent manner. Clear principles and processes would safeguard public perception and shareholder confidence.

BACKGROUND

The Business Roundtable Statement of the Purpose of the Corporation issued in August 2019 and signed by the CEO of our company, implies a corporate commitment to all the company’s stakeholders, not just to the stockholders. The statement notes:

While each of our individual companies serves its own corporate purpose, we share a fundamental commitment to all of our stakeholders.

For instance, the Statement commits the companies to “Investing in our employees. This starts with compensating them fairly and providing important benefits.” It further commits companies to “Supporting the communities in which we work. We respect the people in our communities and protect the environment by embracing sustainable practices across our businesses.”

The Business Roundtable’s Statement is touted by the endorsers and materials accompanying it as going “beyond shareholder primacy.” As such, our CEO’s sign-on to the Statement raises very important questions for the Company, the board, and its shareholders. To what degree is the corporation responsible to its stakeholders, beyond its investors? How will it balance these interests and commitments? Is commitment to all the equivalent of accountability to “none?”

Our Company’s existing governance documents evolved in an environment of shareholder primacy, but the Statement articulates a new purpose, “mov[ing] away from shareholder primacy,” and includes commitment to all stakeholders. The Statement, as company policy, may conflict with Delaware law unless integrated into Company governance documents, including bylaws, Articles of Incorporation, and/or Committee Charters.

The potential clash between the practical application of the commitments in the Statement to “all stakeholders” and the Company’s governance documents and practices rooted in shareholder primacy trigger a need for review and consideration by the Board. Shareholders have a right to understand how the members of the Board will approach implementing these new commitments, while maintaining their legal and fiduciary duties to shareholders.

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2020 Proxy Memo BlackRock, Inc. Implementation Plan for New Business Roundtable "Purpose of a Corporation"

COVID-19 is Testing Our Company’s Stakeholder Commitment

In the current pandemic and in the unusual process of recovery that will follow, the company’s commitment to its stakeholders is being put to the test. There are few guiding principles or procedures provided in the company’s governance documents to ensure transparency and accountability in addressing conflicting interests of stakeholders, for instance, ensuring company loyalty to employees.

The sustainability of the company in this difficult time is paramount, but the question raised by the proposal is whether there are guiding principles for decisions when there is evident conflict among stakeholders. As demonstrated by the 2008 Troubled Assets Relief Program (TARP), in an atmosphere in which trillions of dollars in government support and bailouts are at issue, the scrutiny of our company and others will intensify regarding questions at the core of this proposal.

For instance, when it comes to trade-offs against the support of employees, how is the company guided in deciding whether, if necessary, in this environment, to:

•	continue to give bonuses to executives v. pay employees a partial or full salary during furlough?
•	conduct stock buybacks?
•	pay dividends?
•	provide and/or improve healthcare benefits for all employees regarding COVID-19?

What are the procedural mechanisms for resolving these issues with transparency and accountability? Changes in governance process could enhance accountability. For instance, it has been suggested that U.S. companies undertaking this pledge ensure that nonexecutive employees have seats on the board directors. Alternatively, other consultative mechanisms could be established through governance vehicles.

Corporate lawyers David A. Katz and Laura A. McIntosh, have noted in a post on the Harvard Law School Forum on Corporate Governance, regarding the pandemic and boards of directors:

The physical health and financial health of corporate stakeholders are intertwined in this crisis. As it confronts this dual threat, management should review with the board the viability of the enterprise from short-, medium-, and long-term perspectives in order to ascertain that corporate strategies are in place, with the board being updated as needed, to maintain that viability.1

RESPONSE TO BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

Company’s opposition statement and stakeholder programs do not negate the need for proposal

The opposition statement by the Company says that the Board has carefully considered the proposal and believes that the Company already operates in accordance with principles and commitments consistent with the Business Roundtable’s “Statement on the Purpose of a Corporation” (the “BRT Statement”), and that no changes to the Company’s existing governance and management systems are required.

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1 Excerpt from Director Oversight in the Context of COVID-19 on the Harvard Law School Forum on Corporate Governance by David A. Katz and Laura A. McIntosh, Wachtell, Lipton, Rosen & Katz, April 8, 2020.

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2020 Proxy Memo BlackRock, Inc. Implementation Plan for New Business Roundtable "Purpose of a Corporation"

Thus, the opposition statement asserts that the company has already implemented the Proposal because it has in place policies and procedures designed to ensure the interests of all stakeholders are taken into account. Yet in practice, as set forth below, these policies and practices have led to numerous misalignments with stakeholder interests. Moreover, as discussed above, it is unclear where shareholders stand in line with other stakeholders, without clarifying amendments to corporate governance.

Recent history suggests misalignment with stakeholder interest.

Recent history demonstrations that our company’s commitment to its stakeholders is at times tenuous.

Irreconcilable: Sustainability commitment and role in fossil fuel development. As an example, it is hard to reconcile current company practices and the Statement, which asserts a commitment to “a healthy environment” and “to respect the people in our communities and protect the environment by embracing sustainable practices across our businesses.”

Despite global agreements that fossil fuel consumption and production must be reduced sharply to head off catastrophic climate change, the Company currently engages in various actions that seem to contradict the Statement. As an example, related to climate:

•	Data show that BlackRock holds companies with reserves in fossil fuels amounting to a staggering 9.5 gigatonnes of CO2 emissions – or 30 percent of total energy-related carbon emissions from 2017. BlackRock has the highest ratio of coal investments compared to overall size among the ten largest fund managers. A report from German NGO Urgewald showed that BlackRock is the largest investor in companies building new coal power capacity across the world with a total investment of over $11 billion USD.

•	BlackRock’s 2019 publicly reported proxy voting record reveals consistent votes against virtually all climate-related resolutions (having voted for only 6 of 52 such resolutions), including requests for enhanced disclosure or adoption of greenhouse gas reduction goals, even where independent experts advance a strong business and economic case for support.

The above example demonstrates a likely conflict between Company practices and the Statement’s commitment to “respect the people in our communities and protect the environment by embracing sustainable practices across our businesses.” The Company’s investment in 30% of the drivers of climate change is not aligned with the interests of the vast majority of stakeholders across the planet, including most of humanity, a broad range of animals facing extinction from climate, and the health of the environment among others. Similarly, BlackRock is consistently and publicly being called to justify its votes against climate proposals, actions that directly contrast with the goals of reducing climate change emissions.

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2020 Proxy Memo BlackRock, Inc. Implementation Plan for New Business Roundtable "Purpose of a Corporation"

Defining the Statement of Purpose

The August 2019 issuance of the Business Roundtable’s new Statement on the Purpose of the Corporation has kicked up a cloud of confusion and controversy regarding the public and private purposes of a corporation. Numerous legal and corporate scholars argue that the Statement itself violates the fiduciary duties of directors, that it involves misleading communications, and that it unlawfully attempts to supplant shareholder primacy. For instance, an article in Fiduciary News asked outright, “Did Business Roundtable Just Break a Fiduciary Oath?”2 In this article, the author asked a question of investment advisors such as the proponent:

“What potential fiduciary liability might an investment adviser have by knowingly using client assets to purchase shares of companies whose CEOs are on record of subordinating shareholder interest?”

This same concern about subordination of investor interests was also raised by an array of respected voices on corporate governance, from the Council of Institutional Investors to Delaware law expert Charles S. Elson, in coverage by Pensions and Investments:

“In its own statement, the Council of Institutional Investors — whose pension fund, endowment and foundation members hold a collective $4 trillion in assets — warned the policy shift would diminish shareholder rights and, in the absence of new mechanisms to assure accountability of boards and management, would lead to "accountability to no one."

Long-term views and strategies are important, CII officials said in the statement, but "if 'stakeholder governance' and 'sustainability' become hiding places for poor management," the economy or pubic equity markets will suffer.

The driving force behind the new Statement appears to be a groundswell of sentiment from the public, and particularly employees, that companies must have a purpose beyond profiteering. As reported in Fortune Magazine's coverage of the BRT statement, the driver for this new initiative of BRT was widespread public and employee unrest regarding the purpose of the corporation and the need for a public mission, noting a survey of 1,026 adults which found that nearly three-quarters (72%) agree that public companies should be “mission driven” as well as focused on shareholders and customers.

Today, as many Americans (64%) say that a company’s “primary purpose” should include “making the world better” as say it should include “making money for shareholders.”

But CEOs invariably say the constituency that’s truly driving their newfound social activism is their employees. Younger workers expect even more from employers on this front.…4 (Emphasis added).

To the extent employee or public sentiment was a force for adopting the Statement at BlackRock, Company policies should clearly outline how the new purposes will be implemented. Adopting the verbiage of stakeholder centricity, while failing to change or clarify policies, is likely to increase public and employee skepticism of the Company. To the extent stakeholder centric policies are in place, the Company will benefit from being transparent about their extent and impact.

CONCLUSION

Although the Statement of Purpose implies accountability to stakeholders, without clear mechanisms in place to implement the Purpose, this broadened standard could reduce accountability to shareholders and in effect, ensure accountability to none. Reforms, including increasing transparency and clarity as to how the Statement will be implemented, as proposed by the proposal, are appropriate to ensure the type of alignment implied by the Statement, reduce controversy, and further transparency around enactment of the Statement’s purposes.

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2020 Proxy Memo BlackRock, Inc. Implementation Plan for New Business Roundtable "Purpose of a Corporation"

Vote “Yes” on this Shareholder Proposal requesting that the Board review the BRT Statement of the Purpose of a Corporation and provide the board’s perspective regarding how BlackRock’s governance and management systems should be altered to fully implement the Statement of Purpose

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For questions, please contact Andrew Behar, As You Sow, abehar@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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1 How Will Companies and CEOs Meet the Challenges of Corporate Social Responsibility. Cydney Posner, Mondaq.com. December 20, 2019 http://www.mondaq.com/unitedstates/x/878330/Shareholders/How+Will+Companies+And+CEOs+Meet+The+Challenges+Of+Corporate+Social+Responsibility

2 Christopher Carosa, “Did Business Roundtable Just Break A Fiduciary Oath?”, FiduciaryNews.com. August 27, 2019. http://fiduciarynews.com/2019/08/did-business-roundtable-just-break-a-fiduciary-oath/

3 Hazel Bradford, “CEOs face pushback over stakeholder refocus”, Pensions and Investments, September 02, 2019. https://www.pionline.com/governance/ceos-face-pushback-over-stakeholder-refocus

4 Alan Murray, “America’s CEOs Seek a New Purpose for the Corporation”, Fortune, August 19, 2019. https://fortune.com/longform/business-roundtable-ceos-corporations-purpose/

5 Nell Minow, “Six Reasons We Don’t Trust the New “Stakeholder” Promise from the Business Roundtable”, ValueEdge Advisors, September 2, 2019. https://corpgov.law.harvard.edu/2019/09/02/six-reasons-we-dont-trust-the-new-stakeholder-promise-from-the-business-roundtable/

6 https://fortune.com/2019/08/20/feedback-on-the-business-roundtable-shift-ceo-daily

7 https://www.bloomberg.com/opinion/articles/2019-08-22/corporations-should-keep-their-focus-on-profit-not-on-doing-good

8 Jordan Weissman, “America’s Most Powerful CEOs Say They No Longer Only Care About Shareholder Value. Here’s How They Can Prove It.”, Slate, August 21, 2019. https://slate.com/business/2019/08/ceos-shareholder-value-investors-business-roundtable.html

9 John Stoll, "A Reminder for CEOs Considering a Shift in Focus: Shareholders Are Still King", Wall Street Journal, Sept. 6, 2019. https://www.wsj.com/articles/a-reminder-for-ceos-considering-a-shift-in-focus-shareholders-are-still-king-11567791772

10 Rick Wartzman and Kelly Tang, "The Business Roundtable’s Model of Capitalism Does Pay Off," Wall Street Journal, Oct. 27, 2019. https://www.wsj.com/articles/the-business-roundtables-model-of-capitalism-does-pay-off-11572228120

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